FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 25, 2013, announcing the launch of SkyEdge II-c, the New Simple in Internet Connectivity. SkyEdge II-c supports Ka-band and Ku-band internet services for both consumer and enterprise applications, including fast web browsing, video streaming, IPTV, VoIP and other bandwidth-intensive services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 25, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Launches the New Scalable SkyEdge II-c Platform
For Ka and Ku-band Internet Access

- The New Simple in Internet Connectivity provides operators, VNOs and ISPs the business flexibility they need to provide customized and competitive Internet broadband services -

Petah Tikva, Israel – February 25, 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced the launch of SkyEdge II-c, the New Simple in Internet Connectivity. SkyEdge II-c supports Ka-band and Ku-band internet services for both consumer and enterprise applications, including fast web browsing, video streaming, IPTV, VoIP and other bandwidth-intensive services.

Gilat has drawn on 25 years of providing satellite ground equipment, experience garnered from tens of thousands of Ku consumer users and its recent successful launch of Ka products and solutions, to introduce the SkyEdge II-c platform. SkyEdge II-c’s scalable architecture enables operators to start small and expand later as demand grows, while delivering the business flexibility they need to provide customized and competitive Internet broadband services.

"It’s never been easier to offer your customers the right Internet service plans and bandwidth usage levels to fit their needs," explains Hagay Katz, Gilat's AVP, Head of VSAT Line of Business. "Our new SkyEdge II-c platform dramatically simplifies your network operations and can now provide your ISPs and VNOs the business flexibility to deliver customized and competitive Internet plans and services. Compact, fully integrated, and easy to install, SkyEdge II-c is the New Simple in Internet Connectivity."

Key Features of SkyEdge II-c Platform
The SkyEdge II-c system employs sophisticated features and capabilities that help deliver competitive services while simplifying network operations, including:

TotalNMS, a completely new and modern web-based network management system provides simplified operations for small and large networks, as well as customized capabilities for Service Providers, ISPs and VNOs;

Fair Use System (FUS) delivers flexible and competitive Service Level Agreements (SLAs) including configurable usage plans per network and per ISP, free time zones allowing plan hour exclusion, top-up options with automatic redirection to walled gardens, fair allocation of bandwidth based on network congestion, customer priority and usage profile, and more;

ISP Management Interface supports wholesale service models, machine to machine and secure GUI interface to define SLAs (MIR/CIR), monitor VSAT status, and support service activation and provisioning allowing them autonomous business operations. An advanced usage-based billing system enables billing as per ISP requirements;

Multi-tiered Acceleration and Compression enables fast web surfing and application response using TCP Acceleration, Unique HTTP acceleration (DNS Caching, Pre-fetching, Compression & Optimization), Payload and IP Header compression;

Rich IPv6 Stack with comprehensive feature set and IP routers provides advanced, comprehensive support for IPv6;

Do-It-Yourself Ka VSAT Installation saves installation costs and eliminates on-going operations complexity;

New, Self-installable Compact Hub enables rapid assembly and installation with a competitive entry price that allows customers to start small with a lower initial investment and scale as needed;

Enhanced System Security provides secure service to the service provider and to end-users with over-the-air HW-based AES-256 encryption. The system also employs X.509 terminal authentication, authorization and accounting (AAA).

To learn more about SkyEdge II-c, the New Simple in Internet Connectivity, please join us for one of the following events:

Free Live Webinar
To learn more about SkyEdge II-c, please join us for a free live Webinar on Wednesday, March 13, 2013 at 10:00 am GMT entitled: “Introducing SkyEdge II-c The New Simple in Internet Connectivity.” To register, please contact us here:
http://www.gilat.com/the-new-simple-in-internet-connectivity

Meet Us Satellite 2013
Or join us in person at Satellite 2013, booth #6057 for a live look of SkyEdge II-c. To set a meeting with one of our product experts, please contact us here:
http://www.gilat.com/satellite-2013-conference-and-exhibition

- xxx -

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks, LTD.
+1 516 478 9697
davidle@gilat.com